HART & TRINEN
                                Attorneys at Law

                             1624 Washington Street
                             Denver, Colorado 80203
                                 (303) 839-0061
                              (303) 839-5414 (fax)

                                  July 21, 2005

Pradip Bhaumik
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

      Re:   ONTV, Inc. Proxy Statement

Dear Mr. Bhaumik:

      This office represents ONTV, Inc. (the "Company"). Amendment No. 2 to the Company's Preliminary Proxy Statement has been filed with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated July 5, 2005. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. A numerical reference next to a response indicates the page where changes have been made in response to the comment.

                                                                  Page Reference
                                                                  --------------

       1. As stated in our letter dated June 21, 2005,
the Company has no intention of going private or causing
its stock to be delisted from the OTC Bulletin Board. The
only reason China US Bridge Capital has any interest in
purchasing the Company's common stock is that the Company's
common stock is traded on the OTC Bulletin Board.                        N/A

       2. All information concerning the proposed transaction
of China US Bridge Capital has been disclosed in the proxy
statement. At this time, only a Letter of Intent exists
between the Company and China US Bridge Capital. With respect
to Note A, Schedule 14A:                                                 N/A

     o The information required by Item 11 of Schedule 14A has been provided
     o The information required by Item 13 of Schedule 14A has been provided or is not applicable because the Company is a small business issuer.
     o The information required by Item 14 of Schedule A has been provided or is not applicable.

       3. The Company intends to rely upon the exemption
provided by Section 4(2) of the Securities Act of 1933 with
respect to the shares to be issued to China US Bridge Capital.
The percentage of the Company's outstanding shares which will be owned by China US Bridge Capital is shown on page 6 of the
amended proxy statement.                                                   6

       4. The agreement regarding the sale of assets (as
amended on June 30, 2005) will be disclosed in an 8-K report
which the Company will file with the Commission.                         N/A

       5. Comment complied with.                                           5

       6. As stated in our letter dated June 21, 2005, Mr.
Fasano is the sole officer and director of the Company.
Since Mr. Fasano did not negotiate with himself we do not
know how to respond to the request that we disclose "who
initiated the proposal of acquisition and when, identify
the parties to the negotiations, when they were held", etc.              N/A

       7. The $300,000 purchase price approximated the
Company's Stockholders' Equity ($216,000) as of March 31, 2005.          N/A

       8. The reasons why the Company decided to take this
particular type of transaction are disclosed in the first
paragraph on page 4 of the proxy statement. We are unable
to disclose the reasons why the Company did not consider
alternative transactions since, as stated in the proxy
statement, the Company does not know why it did not consider
any alternatives to the asset sale.                                        4

       9. The amended proxy statement provides that any
business which the Company intends to buy will be acquired
through shares of the Company's common stock.                              4

       As disclosed in the third paragraph on page 4 of the amended proxy statement, even though the Company has not determined the nature of the business it intends to acquire, the Company nevertheless considers its attempt to buy a new business to be an advantage. The Staff may not agree with the Company's rational in this regard but it is nevertheless the Company's opinion with respect to the asset sale. In the first paragraph on page 4 of the amended proxy statement we have disclosed the fact that the Company's net income for the nine month period ended March 31, 2005 had absolutely no affect on the price of the Company's common stock. 4

       10. Mr. Fasano signed an agreement which requires him to make payments under certain circumstances to the Company. As a matter of law, the obligation to make payments required by the agreement is not in any way discretionary on Mr. Fasano's part.

Since by the terms of the agreement Mr. Fasano has the right to assume liabilities of the Company and thereby reduce the
purchase price, the Company does not have any recourse in the event Mr. Fasano chooses to assume liabilities. To the extent
Mr. Fasano assumes any liabilities, the receivable from Mr.
Fasano would be reduced by the same amount that the Company's liabilities are reduced. The agreement for the sale of the
assets has been amended to provide that, at the request of the     Agreement
Company, Mr. Fasano will provide the Company with copies of the     regarding
federal income tax returns filed by As Seen On TV.                Sale of Assets

       11. The proxy statement has been revised to disclose
that as of June 30, 2005 the liabilities of Seen On TV were
approximately $150,000. As disclosed in the proxy statement, the liabilities which remain after the asset sale will primarily
be those which are owed to Mr. Fasano for accrued but unpaid salary.       5

       12. Comment complied with.                                          5

       13. The Company has not sold any shares of its common stock for over three years. In January 2005 the Company did issue 1,000 shares of its common stock to Conrad Promotions when the purchase price of the domain name was renegotiated. However the issuance of these shares was only to provide legal consideration for the reduction in the amount due Conrad Promotions. The 20,000 preferred shares are convertible into one share of the Company's common stock. The Company's common stock presently trades at around $.03 per share. Assuming all shares of preferred stock were converted, the common stock which would be issued to Mr. Fasano would have a value, without considering the fact that the shares would be restricted of approximately $600. Mr. Fasano agreed to reduce his accrued salary in the amount of $5,000 in exchange for the issuance of the preferred shares. Although the valuation of these shares was somewhat, arbitrary. Nevertheless, the value of the preferred shares is immaterial since the $5,000 value allocated to the preferred shares represents approximately 2% of the Company's stockholders' equity as of March 31, 2005 and less than 0.4% of the Company's total liabilities and stockholders' equity as of the same date.

       14. Comment complied with.                                    Pro forma
                                                                   Statements of
                                                                    Operations

       15. Accrued interest has been removed from the pro forma      Pro forma
statement of operations.                                           Statements of
                                                                    Operations

      If you should have any questions concerning the above please do not hesitate to contact the undersigned.

                                    Very truly yours,

                                    HART & TRINEN, L.L.P.



                                    William T. Hart